UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aurora Innovation, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

051774 107

(CUSIP Number)

James Andrew Bagnell

c/o Aurora Innovation, Inc.

50 33rd St

Pittsburgh, PA 15201

(888) 583-9506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Megan Baier

Mark Bass

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas, 40th Floor

New York, New York 10019

(212) 999-5800

November 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051774 107	SCHEDULE 13D

1.	Names of Reporting Persons. James Andrew Bagnell
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,304,449(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 47,304,449(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,304,449(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.85%
14.	Type of Reporting Person (See Instructions) IN

(1)

The aggregate number of shares of Class B common stock, par value 0.00001 per share, of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Person is treated as converted into shares of Class A Common Stock only for the purpose of this line item only. The shares of Class B Common Stock are convertible at the Reporting Person’s option into shares of the Issuer’s Class A Common Stock and automatically upon certain transfers on a 1-for-1 basis subject to certain restrictions.

Item 1. Security and Issuer

This Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Aurora Innovation, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 33rd Street, Pittsburgh, PA 15201.

Item 2. Identity and Background

(a) This Statement is filed by James Andrew Bagnell. Mr. Bagnell is referred to as the “Reporting Person.”

(b) The business address of the Reporting Person is c/o Aurora Innovation, Inc., 50 33rd Street, Pittsburgh, PA 15201.

(c) The Reporting Person is the Chief Scientist and a member of the Board of Directors of the Issuer (the “Board”).

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Reporting Person is deemed to beneficially own an aggregate of 47,304,449 shares of Class B Common Stock of the Issuer, which are convertible at the Reporting Person’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis.

All of the shares of Class B Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to an Agreement and Plan of Merger, dated July 14, 2021, (the “Merger Agreement”), by and among the Issuer (formerly known as Reinvent Technology Partners Y, a Cayman Islands exempted company) (“RTPY”), a special purpose acquisition company, RTPY Merger Sub Inc. (the “Merger Sub”), a direct wholly owned subsidiary of RTPY, and Aurora Innovation Holdings, Inc. (formerly known as Aurora Innovation, Inc.) (“Legacy Aurora”). Pursuant to the terms of the Merger Agreement, RTPY filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which RTPY was domesticated and continues as a Delaware corporation, changing its name to “Aurora Innovation, Inc.” (the “Domestication”), and Merger Sub merged with and into Legacy Aurora, the separate corporate existence of Merger Sub ceasing and Legacy Aurora being the surviving corporation and a wholly owned subsidiary of the Issuer (the “Merger”). The Domestication and the Merger (collectively, the “Business Combination”) was consummated on November 3, 2021.

In connection with the closing of the Merger (the “Closing”), each share of Legacy Aurora Class B Stock, par value $0.0001 per share, held by the Reporting Person was cancelled and converted into the right to receive a number of shares of the Issuer’s Class B Common Stock equal to approximately 2.1708 (the “Exchange Ratio”).

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 47,304,449 shares of Class B Common Stock of the Issuer, representing approximately 6.85% of the outstanding Class A Common Stock of the Issuer. Such percentage calculation is (i) based on 642,869,548 shares of Class A Common Stock outstanding as of November 3, 2021, as disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 5, 2021, and (ii) assumes the conversion of 47,304,449 shares of Class B Common Stock held by the Reporting Person into 47,304,449 shares of Class A Common Stock.

Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Additionally, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer, whether or not for value (subject to certain exceptions) and upon the occurrence of certain other events set forth in the Issuer’s Amended and Restated Certificate of Incorporation. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 47,304,449 shares of Class B Common Stock of the Issuer. The Reporting Person’s shares of Class B Common Stock currently represent approximately 8.67% of the voting power of Issuer’s outstanding capital stock.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 47,304,449 shares of Class B Common Stock of the Issuer reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

On November 3, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, Aurora, the Sponsor, RTPY’s directors, certain equityholders of the Issuer, including the Reporting Person, and certain of their respective affiliates, as applicable, entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Issuer held by the parties thereto from time to time.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Lockup Agreement and Bylaws

On November 3, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer and the stockholder parties listed on Exhibit A of the Lockup Agreement, including the Reporting Person, entered into the Lockup Agreement (the “Lockup Agreement”), which contains certain restrictions on transfer with respect to certain shares of the Issuer’s common stock held by or issuable to the parties to the Lockup Agreement. In addition, subject to certain exceptions, Legacy Aurora equityholders, including the Reporting Person, are subject to a 180-day lock-up provision in the Issuer’s Bylaws.

The foregoing description of the Lockup Agreement and Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lockup Agreement and the full text of the Issuer’s Bylaws, copies of which are attached hereto as Exhibits 3 and 4, respectively and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of July 14, 2021, by and among Reinvent Technologies Partners Y, RTPY Merger Sub Inc. and Aurora Innovation, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2021).

2	Amended and Restated Registration Rights Agreement, dated as of November 3, 2021, by and among Aurora Innovation, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 4, 2021).

3	Form of Lockup Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-4, filed with the SEC on July 15, 2021).

4	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 4, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 15, 2021	/s/ James Andrew Bagnell
James Andrew Bagnell